



Lotta's Laundry LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $75,000

Offering End Date: July 17, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Lotta's Laundry LLC

Founded: July 16, 2024

Address: 661 Moji Lane NW
　　　　　　 Bainbridge Island, WA 98110

Industry: Laundry Services

Employees: 2

Website: https://www.lottaslaundry.com/

Use of Funds Allocation:

If the maximum raise is met:

$69,750 (93.00%) – of the proceeds will go towards working capital- build out of new commercial space and equipment
$5,250 (7.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 506 Followers





Business Metrics:

	FY24	YTD 5/27/2025
Total Assets	$6,644	$2,193
Cash & Cash Equivalents	$6,644	$2,193
Accounts Receivable	$0	$0
Short-term Debt	$4,018	$3,753
Long-term Debt	$0	$0
Revenue	$22,445	$45,669
Cost of Goods Sold	$0	$0
Taxes	$0	$0
Net Income	$13,765	$26,306

Recognition:

Lotta's Laundry LLC (DBA Lotta's Laundry) is not just doing laundry— they're making people's weeks easier, and building a local business grounded in integrity, joy, and service. Their sustainable practices, unmatched care, and hometown heartbeat are what drives them. After working late nights and rotating loads around the clock they're ready to grow.

About:

Lotta's Laundry LLC (DBA Lotta's Laundry) is a pickup and delivery laundry business born from the belief that laundry should never be the thing that breaks a person at the end of the day. Their eco-conscious, deeply personal service helps busy locals reclaim hours of their week.

For more information, contact our Customer Support Team at support@thesmbx.com

